Filed pursuant to 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 8 DATED MARCH 31, 2015
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated December 12, 2014 (the “Prospectus”), as supplemented by Supplement No. 7, dated March 5, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:
A. to provide notification that we have satisfied the minimum offering requirements for Washington;
B. to update disclosure in the “Risk Factors” section of the Prospectus;
C. to update disclosure in the “Description of Capital Stock” section of the Prospectus; and
D. to update disclosure in the “ERISA Considerations” section of the Prospectus.

A. Satisfaction of Minimum Offering Requirements for Washington

As of March 30, 2015, we had received gross proceeds of approximately $23.9 million from the sale of shares of our common stock in this offering, and therefore had raised sufficient offering proceeds to satisfy the minimum offering requirements for the state of Washington. Accordingly, we are no longer required to deposit offering proceeds received from residents of the state of Washington in an escrow account and may accept subscriptions from Washington residents. All references in the Prospectus to placing offering proceeds received from Washington residents in an escrow account until the minimum offering requirements for Washington have been met are hereby deleted.

B. Update to the Risk Factors Section

The following updates and replaces the fourth risk factor on page 29 of the Prospectus:

We will be required to disclose an estimated per share net asset value, or NAV, of our common stock prior to or following the conclusion of this offering and the purchase price our shareholders pay for shares of our common stock in this offering may be higher than such estimated per share NAV. The estimated per share NAV may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.
We will be required, due to rule amendments that have been adopted by the Financial Industry Regulatory Authority, or FINRA, and take effect on April 11, 2016 and due to contractual obligations in the selling agreements between our participating broker dealers and the Dealer Manager, to disclose an estimated per share NAV of our shares.  We presently expect to provide an estimated per share NAV no later than November 15, 2016.  If we have not provided an estimated per share NAV prior to April 11, 2016, our stockholders’ customer account statements will include a value per share that is less than the offering price for such shares in this offering, because the amended FINRA rules will require the “value” on the customer account statement to be equal to the offering price per share less up-front underwriting compensation and organization and offering expenses.  Once the amended rules take effect, we expect to use this “value” from customer account statements as the deemed estimated per share value for purposes of reports to fiduciaries of retirement plans.  Further, if we provide an estimated per share NAV prior to the conclusion of this offering, our board of directors may determine to modify the offering price, including the prices at which the shares are offered pursuant to our distribution reinvestment plan, but the offering price may differ from the estimated per share NAV. Any estimated per share NAV that we disclose in the future may not be an accurate reflection of the fair value of our assets and liabilities in accordance with GAAP, may not reflect the price at which we would be able to sell all or substantially all of our assets or the outstanding shares of our common stock in an arm’s-length transaction, may not represent the value that stockholders could realize upon a sale of the company or upon the liquidation of our assets and settlement of our liabilities, and may not be indicative of the price at which shares of our common stock would trade if they were listed on a national securities exchange. In addition, any estimated per share NAV that we disclose in the future may not be the equivalent of the disclosure of a market price by an open-ended real estate fund.

The methodology used to determine the estimated per share NAV of our common stock may be based upon assumptions, estimates and judgments that may not be accurate or complete, such that, if different property-specific and general real estate and capital market assumptions, estimates and judgments were used, it could result in an estimated per share NAV that is significantly different.

C. Update to the Description of Capital Stock Section

The following is added as a new subsection of the section of the Prospectus titled “Description of Capital Stock” on page 149, immediately prior to the subsection captioned, “Determination of the Net Tangible Book Value of Our Shares”:

Valuation Policy

We have a valuation policy, pursuant to which we will provide an estimated per share NAV of shares of our common stock consistent with FINRA requirements and will disclose such estimated per share NAV, as applicable, in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K as well as in our annual reports to our stockholders. If we have an ongoing public offering at the time of such disclosure, we will also include the disclosure in the prospectus for the offering. Our board of directors will appoint a committee comprised of independent directors, which we refer to herein as the Valuation Committee, to be responsible for the oversight of the valuation process, subject to the final approval of our board of directors. At a minimum, the estimated per share NAV will be based on the fair value of our assets less liabilities under market conditions existing as of the date of the valuation.

We presently expect to disclose an estimated per share NAV of our common stock based upon a valuation determined by an independent valuation firm, which we refer to herein as an independent valuation, no later than November 15, 2016, although we may determine or be required to make such a disclosure earlier than presently anticipated due to regulatory or other requirements. Subject to the approval of the Valuation Committee and our board of directors, we will engage one or more independent third-party firms, which we refer to herein as independent valuation firms, for purposes of the independent valuation. The engagement of an independent valuation firm will be our sole responsibility and we will have the sole discretion to select the independent valuation firm to perform the independent valuation. The disclosure date of the estimated per share NAV of our common stock based on an independent valuation will be no more than 45 days after the date as of which the independent valuation is determined. Subsequent to the initial independent valuation, we will have an independent valuation firm perform an independent valuation no less frequently than every other year.

As part of each independent valuation performed, the independent valuation firm will obtain a new appraisal, utilizing recognized industry standards prescribed by the Uniform Standards of Professional Appraisal Practice or the similar industry standard for the country where the property appraisal is conducted, of each of the real estate properties we own and will assign a discrete value for each property. All appraisals will be conducted by appraisers possessing a Member Appraisal Institute designation or similar designation or, for international appraisals, by a public certified expert for real estate valuations, qualified to perform and oversee the appraisal work of the scope and nature required.

In each year between required independent valuations, our board of directors, in its sole discretion, will either engage an independent valuation firm to conduct an independent valuation in accordance with the procedures set forth above or provide its own valuation, which will be reviewed and confirmed by an independent valuation firm, which we refer to herein as an interim valuation. If our board of directors determines to obtain an interim valuation in the year between required independent valuations, then the role of the independent valuation firm with respect to the interim valuation will include a review and confirmation of the reasonableness of (i) the valuation process and methodology and conformity with real estate industry standards and practices relating to valuations; (ii) the assumptions and data used in connection with the valuation of each real estate investment; and (iii) the final real estate investment valuation determined by our board of directors.

For both independent and interim valuations, we will obtain from the independent valuation firm a written report, which will set forth a summary analysis of the independent valuation firm’s processes and methodologies undertaken in the valuation, a description of the scope of the reviews performed and any limitations thereto, the data and assumptions used for the review, the applicable industry standards used for the valuation, any other matters related to the valuation analysis and a conclusion as to a reasonable range of NAV and an estimated per share NAV. Our board of directors will be solely responsible for the final determination of NAV and an estimated per share NAV. To the extent the valuation provided by the independent valuation firm is different from the valuation determined by our board of directors and disclosed by us, we will provide an explanation in our filings with the SEC and in our annual reports to stockholders.

When we disclose an estimated per share NAV in our filings with the SEC and in our annual reports to stockholders, we will include a description of how the value was determined, including the methodologies employed. In addition, if subsequent to the date as of which the valuation is determined we have knowledge of a material impairment or appreciation, or a material other-than-temporary change in the value of any real property or real estate-related asset, which would result in a material change in the NAV or estimated per share NAV, then we will consider such change prior to the disclosure of an estimated per share NAV in our filings with the SEC and in our annual reports to stockholders. In no event will we engage in a follow-on offering or any subsequent offering of non-listed securities without first obtaining and disclosing an independent valuation as described herein. For a description of the risks associated with the determination of and reliance on an estimated per share NAV of our common stock, see “Risk Factors-Risks Related to Investing in this Offering-We will be required to disclose an estimated net asset value, or NAV, per share of our common stock prior to or following the conclusion of this offering and the purchase price our shareholders pay for shares of our common stock in this offering may be higher than such estimated per share NAV. The estimated per share NAV may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.”

D. Update to the ERISA Considerations Section

The fourth paragraph under the caption “Annual Valuations” that begins on page 199 of the Prospectus is hereby updated and replaced with the following:

The SEC has approved an amendment to National Association of Securities Dealers, or NASD, Rule 2340, which sets forth the obligations of FINRA members to provide per share values in customer account statements. We presently expect to disclose an estimated per share NAV based upon a valuation determined by an independent valuation firm no later than November 16, 2016. Thereafter, in accordance with the amended rule, we intend to undertake a valuation process to provide an estimated per share value annually. In connection with the disclosure of a new estimated per share NAV of our common stock, our board of directors may determine to modify the offering price for our shares, if we are engaged in an offering at that time and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share NAV. Further, the amendment to NASD Rule 2340 takes effect on April 11, 2016, prior to the anticipated conclusion of this offering, and if we have not yet disclosed an estimated per share NAV of our common stock by the time the amended rule takes effect, our stockholders’ customer account statements will include a value per share that is less than the offering price for such shares of our common stock in this offering, because the amendment requires the “value” on the customer account statement to be equal to the offering price less up-front underwriting compensation and organization and offering expenses. Once the amended rule takes effect, we expect to use this “value” from customer account statements as the estimated per share value for purposes of reports to fiduciaries. See “Description of Capital Stock-Valuation Policy” for a description of our policy with respect to valuations of our common stock.